IN THE MATTER OF FILE NO. 70-9897 SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24 UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
Allegheny Energy Supply Company, L.L.C. 4350 Northern Pike Monroeville, PA 15146-2841
_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:
Thomas K. Henderson Vice President and General Counsel Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740	Anthony Wilson Senior Counsel Allegheny Energy Service Corporation 10435 Downsville Pike Hagerstown, MD 21740

          This Certificate of Notification is filed by Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and its direct wholly owned generating subsidiary company, Allegheny Energy Supply Company, LLC ("AE Supply" and, together with Allegheny, "Applicants") pursuant to Applicants' Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated December 31, 2001 (HCAR No. 27486) as amended by the order dated October 17, 2002 (HCAR No. 27579) (the "Order") in the above-referenced file. The Order directed, among other things, that Applicants file with the Commission a report within two business days after the occurrence of (i) any further downgrade by a nationally recognized statistical rating organization of the debt securities of any of Allegheny, AE Supply or any of the Operating Subsidiaries (as defined therein); and (ii) any event that would have a material adverse effect on the ability of Allegheny or AE Supply to comply with any conditions or requirements of an order of the Commission in this proceeding, or that Allegheny otherwise determines would be of material interest to the Commission.

          On July 1, 2003, Moody's Investor's Service downgraded Allegheny to B2 from B1 (senior unsecured). Moody's also downgraded unregulated subsidiary AE Supply to B3 from B1 (senior unsecured). Moody's also assigned ratings to the syndicated bank credit facilities of Allegheny and AE Supply as follows: B2 to Allegheny's unsecured bank credit facility; B1 to the AE Supply "new money" bank credit facility, which has a first priority lien on the assets of AE Supply; and B2 to the AE Supply restructured bank credit facilities, which have a second priority lien. Moody's also downgraded the ratings of utility subsidiaries Monongahela Power Company (MP; senior secured to Ba1 from Baa3), Potomac Edison Company (PE; senior secured to Ba1 from Baa3), and West Penn Power Company (WPP; senior unsecured to Ba1 from Baa3).

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Allegheny Energy, Inc. Allegheny Energy Supply Company, LLC By: /S/ THOMAS K. HENDERSON Thomas K. Henderson Dated: July 2, 2003